Exhibit 10.16

OPHTHOTECH CORPORATION

One Penn Plaza

35th Floor

New York, NY 10119

(212) 845-8200

August 26, 2013

Mr. Bruce Peacock

Dear Bruce:

It is my pleasure to extend to you this amended and restated offer of employment with Ophthotech Corporation (the “Company”). On behalf of the Company, I set forth below the terms of your continuing employment with the Company:

1.	Employment. You will continue to be employed by the Company to serve on a full-time basis as the Company’s Chief Financial and Business Officer at the Company’s Princeton, New Jersey location. As the Company’s Chief Financial and Business Officer, you will continue to be responsible for all business, financial, commercial, and business development aspects of the Company, plus such other duties as may from time to time be assigned to you by the Company. You shall continue to report to the Chief Executive Officer of the Company (the “CEO”) and shall perform and discharge faithfully, diligently, and to the best of your ability, your duties and responsibilities hereunder. You agree to devote your full business time, efforts, skill, knowledge, attention and energies to the advancement of the Company’s business and interests and to the performance of your duties and responsibilities as an employee of the Company. You shall be permitted to continue to serve on a limited number of not-for-profit and other boards with the approval of such members of the Board of Directors of the Company who are unaffiliated with SV Life Sciences, provided that such service does not interfere with the performance of your duties and responsibilities to the Company and does not compete with the Company and your role as provided in Section 12. For purposes hereof, a business will be deemed to be competitive with the Company if it engages in the research, development or commercialization of pharmaceutical or diagnostic products for ocular diseases whose primary mechanism of action is directed at the pdgf molecule and/or its receptor or the C5 molecule and/or its receptor. You agree to abide by the rules, regulations, instructions, personnel practices and policies of the Company and any changes therein that may be adopted from time to time by the Company.

2.	Base Salary. Your base salary will be at the rate of $31,112.42 per monthly pay period (which if annualized equals $373,349), less all applicable taxes and withholdings, to be paid in installments in accordance with the Company’s regular payroll practices. Such base salary may be adjusted from time to time in accordance with normal business practices and in the sole discretion of the Company.

3.	Discretionary Bonus. Following the end of each calendar year and subject to the approval of the Company’s Board of Directors (the “Board”), you will be eligible for a performance bonus of up to 25% of your annualized base salary (the “Target Bonus”), based on your personal performance and the Company’s performance during the applicable calendar year, as determined by the Company in its sole discretion; provided, however, that following the end of any calendar year that includes or follows the closing of the initial public offering of the Company’s common stock, your Target Bonus will be up to 35% of your annualized base salary. In any event, except as otherwise provided herein, you must be an active employee of the Company on the date the bonus is distributed in order to be eligible for and to earn any bonus award, as it also serves as an incentive to remain employed by the Company.

4.	Equity. You will continue to be eligible to receive options to purchase shares of the Company’s common stock in the sole discretion of the Company. The terms of any such awards will be governed by the terms of the Company equity incentive plans and the applicable award agreements.

5.	Benefits. You may participate in any and all benefit programs that the Company establishes and makes generally available to its employees from time to time, provided that you are eligible under (and subject to all provisions of) the plan documents that govern those programs. Benefits are subject to change at any time in the Company’s sole discretion.

6.	Severance. If your employment is terminated by the Company without Cause or by you for Good Reason, then (subject to your executing (and not revoking) a separation agreement as described below) the Company will (i) pay you an amount equal to nine (9) months of your then-current base salary, less standard employment-related withholdings and deductions, with such payments to be made in nine equal monthly installments in accordance with the Company’s usual payroll practices beginning on the first regular pay date following the Payment Date and (ii) provide for continued coverage, at the Company’s expense, under the Company’s medical and dental benefit plans to the extent permitted under such plans for a period of nine (9) months immediately following the date of the termination of your employment. Notwithstanding the foregoing, if your employment is terminated by the Company or its successor without Cause or by you for Good Reason within the one-year period following the effective date of a Change in Control Event (as defined in the Company’s Amended and Restated 2007 Stock Incentive Plan) that also qualifies as a “change in control event” within the meaning of Treasury Regulation Section 1.409A-3(i)(5)(i) (a “Company Change in Control”), the Company will (i) pay you an amount equal to nine (9) months of your then-current base salary, less standard employment-related withholdings and deductions, with such payments to be made in nine equal monthly installments in accordance with the Company’s usual payroll practices beginning on the first regular pay date following the Payment Date, (ii) pay you an amount equal to your Target Bonus, less standard employment-related withholdings and deductions, in a lump sum on the Payment Date, and (iii) provide for continued coverage, at the Company’s expense, under the Company’s medical and dental benefit plans to the extent permitted under such plans for a period of nine (9) months immediately following the date of the termination of your employment.

The Company shall not be obligated to pay to you the severance payments provided for herein unless you have timely executed (and not revoked) a separation agreement in substantially the form attached hereto. Such separation agreement must be executed and become binding and enforceable within sixty (60) calendar days after the effective date of your termination of employment (such 60th day, the “Payment Date”); provided, however, that if the 60th day following the date of termination occurs in the next calendar year following the date of termination, then the Payment Date shall be no earlier than January 1 of such following calendar year.

For purposes hereof, “Cause” shall mean that: (i) you failed to attempt in good faith, refused or willfully neglected to perform and discharge your material duties and responsibilities; (ii) you have been convicted of, or pled nolo contendere to, a felony or other crime involving fraud or moral turpitude; (iii) you breached your fiduciary duty or loyalty to the Company, or acted fraudulently or with material dishonesty in discharging your duties to the Company; (iv) you undertook an intentional act or omission of misconduct that materially harmed or was reasonably likely to materially harm the business, interests, or reputation of the Company; (v) you materially breached any material provision hereof; or (vi) you materially breached any material provision of any Company code of conduct or ethics policy. Notwithstanding the foregoing, “Cause” shall not be deemed to have occurred unless: (A) the Company provides you with written notice that it intends to terminate your employment hereunder for one of the grounds set forth in subsections (i), (v) or (vi) within sixty (60) days of such reason(s) occurring, (B) if such ground is capable of being cured, you have failed to cure such ground within a period of thirty (30) days from the date of such written notice, and (C) the Company terminates your employment within six (6) months from the date that Cause first occurs.

For purposes hereof, “Good Reason” shall mean, without your written consent: (i) any change in your position, title or reporting relationship with the Company that diminishes in any material respect your authority, duties or responsibilities; provided, however, that a change in your authority, duties or responsibilities solely due to the Company becoming a division, subsidiary or other similar part of a larger organization, shall not by itself constitute Good Reason; (ii) any material reduction in your base compensation; (iii) a material change in the geographic location at which services are to be performed by you; or (iv) a material breach of any provision hereof by the Company or any successor or assign. Notwithstanding the foregoing, “Good Reason” shall not be deemed to have occurred unless: (A) you provide the Company with written notice that you intend to terminate your employment hereunder for one of the grounds set forth in subsections (i), (ii), (iii) or (iv) within sixty (60) days of such reason(s) occurring, (B) if such ground is capable of being cured, the Company has failed to cure such ground within a period of thirty (30) days from the date of such written notice, and (C) you terminate your employment within six (6) months from the date that Good Reason first occurs. For purposes of clarification, the above-listed conditions shall apply separately to each occurrence of Good Reason and failure to adhere to such conditions in the event of Good Reason shall not disqualify you from asserting Good Reason for any subsequent occurrence of Good Reason.

7.	Other Separation from Service. Provided that you have attained age sixty-three (63), if your employment is voluntarily terminated by you on or after the earlier of the first anniversary of the closing of the initial public offering of the Company’s common stock and November 15, 2014 (the date on which such termination occurs, the “Separation Date”), then (subject to your executing (and not revoking) a separation agreement as described in Section 6 above) the Company will (i) pay you an amount equal to twelve (12) months of your then-current base salary, less standard employment-related withholdings and deductions, with such payments to be made in twelve equal monthly installments in accordance with the Company’s usual payroll practices beginning on the first regular pay date following the Payment Date, (ii) pay you an amount equal to your Target Bonus, less standard employment-related withholdings and deductions, in a lump sum on the Payment Date, (iii) pay you the bonus to which you would otherwise have been entitled pursuant to Section 3 hereof for the calendar year in which the Separation Date occurs as if you had remained employed with the Company for such calendar year, less standard employment-related withholdings and deductions, which amount shall be paid to you at the same time bonuses for other executives are paid for such year and (iv) provide for continued coverage, at the Company’s expense, under the Company’s medical and dental benefit plans to the extent permitted under such plans for a period of twelve (12) months immediately following the date of the termination of your employment. Notwithstanding anything to the contrary herein, if you receive payments and benefits under this Section 7 you shall not also be entitled to receive payments or benefits under Section 6.

Upon your separation from service described in this Section 7, the Company shall also offer to hire you as a consultant in accordance with the terms and conditions set forth in this paragraph. You and the Company hereby agree that any consulting services to the Company performed by you after the Separation Date (whether as an employee or independent contractor) will be at a level that is to no greater than 20 percent of the average level of bona fide services performed by you (whether as an employee or an independent contractor) over the immediately preceding 36-month period. In consideration for any such consulting services, the Company will pay you, in addition to the payments outlined in the first paragraph of this Section 7, (i) an amount equal to one twelfth (1/12th) of your annualized base salary as of the Separation Date (the “Maximum Consulting Fee Amount”) for each of the first three months during which you provide consulting services to the Company; (ii) an amount equal to 75% of the Maximum Consulting Fee Amount for each of the following three months during which you provide consulting services to the Company; and (iii) an amount equal to 50% of the Maximum Consulting Fee Amount for each of the following six months during which you provide consulting services to the Company (the aggregate payments described here at (i), (ii) and (iii), the “Aggregate Consulting Fee”). Payments of the Aggregate Consulting Fee shall be subject to any applicable withholding and made on a quarterly basis in accordance with the Company’s regular payroll practices. You may terminate your consulting arrangement with the Company for any reason upon thirty

(30) days written notice to the Company, in which case all payments in respect of your consulting services to the Company shall cease and you shall receive any pro-rata payment of consulting fees then owing to you upon the next quarterly payment date. Provided you are then providing consulting services to the Company, upon the occurrence of a Company Change in Control within the one year period following the Separation Date, or in the event that the Company unilaterally terminates your consulting arrangement without Cause after which you perform no further services for the Company, the Company, or its successor, shall pay you an amount equal to the Aggregate Consulting Fee less any amount of the Aggregate Consulting Fee that has already been paid to you, in a single lump sum payment upon the next quarterly payment date. Any fees for consulting services provided by you after the first anniversary of your Separation Date will be negotiated at arm’s length.

8.	Vacation. You will continue to be eligible for a maximum of four (4) weeks of paid vacation per calendar year to be taken at such times as may be approved in advance by the Company. Vacation days for which you are eligible shall accrue pro rata on a monthly basis during the period that you are employed during each calendar year. Accrued vacation may not be carried over from year to year and must be taken in accordance with Company policy.

9.	Invention, Non-Disclosure, Non-Competition and Non-Solicitation Agreement. You acknowledge and reaffirm the obligations set forth in each of the Non-Competition and Non-Solicitation Agreement and Invention and Non-Disclosure Agreement that were previously executed by you in connection with the commencement of your employment with the Company, both of which remain in full force and effect.

10.	No Conflict. You represent that you are not bound by any employment contract, restrictive covenant or other restriction preventing you from continuing employment with or carrying out your responsibilities for the Company, or which is in any way inconsistent with the terms of this offer letter.

11.	At-Will Employment. This letter shall not be construed as an agreement, either express or implied, to employ you for any stated term, and shall in no way alter the Company’s policy of employment at-will, under which both the Company and you remain free to end the employment relationship for any reason, at any time, with or without cause or notice. Although your job duties, title, compensation and benefits, as well as the Company’s personnel policies and procedures, may change from time to time, the “at-will” nature of your employment may only be changed by a written agreement signed by you and the CEO that expressly states the intention to modify the at-will nature of your employment. This letter supersedes all prior understandings, whether written or oral, relating to the terms of your employment.

12.	Position at SV Life Sciences. The Company acknowledges that you may maintain the title of Venture Partner at SV Life Sciences, provided that (i) you are serving only in an advisory capacity for businesses that do not compete with the Company as set forth in Section 1 hereof and (ii) you do not have any responsibility for operating or investing matters beyond your service on the boards of directors of other companies as permitted by Section 1 hereof. You may retain all amounts and benefits you receive as a result of the foregoing.

13.	Successors and Assigns. The terms of this letter, including the payment obligations described in Sections 6 and 7 hereof, shall be binding upon and inure to the benefit of you and the Company and their respective successors and assigns, including any corporation with which, or into which, the Company may be merged or which may succeed to the Company’s assets or business; provided, however, that your obligations are personal and may not be assigned by you. You expressly consent to be bound by the provisions hereof for the benefit of the Company or any subsidiary or affiliate thereof to whose employ you may be transferred without the necessity that this letter be re-signed at the time of such transfer.

14.	Governing Law. This letter shall be governed by and construed in accordance with the laws of the State of New York (without reference to the conflicts of laws provisions thereof). Any action, suit, or other legal proceeding which is commenced to resolve any matter arising under or relating to any provision of this letter shall be commenced only in a court of the State of New York (or, if appropriate, a federal court located within New York), and the Company and you each consents to the jurisdiction of such a court. The Company and you each hereby irrevocably waive any right to a trial by jury in any action, suit or other legal proceeding arising under or relating to any provision hereof.

15.

Code Section 409A. The intent of the parties is that payments and benefits under this letter comply with, or be exempt from, Internal Revenue Code Section 409A and the regulations and guidance promulgated thereunder (collectively “Code Section 409A”) and, accordingly, to the maximum extent permitted, this Agreement shall be interpreted to be in compliance therewith. With regard to any provision herein that provides for reimbursement of costs and expenses or in-kind benefits, except as permitted by Code Section 409A, (i) the right to reimbursement or in-kind benefits shall not be subject to liquidation or exchange for another benefit, (ii) the amount of expenses eligible for reimbursement, or in-kind benefits, provided during any taxable year shall not affect the expenses eligible for reimbursement, or in-kind benefits to be provided, in any other taxable year, provided that this clause (ii) shall not be violated with regard to expenses reimbursed under any arrangement covered by Code Section 105(a) solely because such expenses are subject to a limit related to the period the arrangement is in effect, and (iii) such payments shall be made on or before the last day of your taxable year following the taxable year in which the expense occurred, provided that any tax gross-ups may be reimbursed by the end of the calendar year following the calendar year in which such taxes are remitted to the taxing authorities. For purposes of Code Section 409A, each payment hereunder shall be treated as a separate payment and your right to receive any installment payments pursuant to this Agreement shall be treated as a right to receive a series of separate and distinct payments. In no event may you, directly or indirectly, designate the calendar year of any payment to be made under this Agreement that is considered nonqualified deferred compensation. Termination of employment as used herein shall mean separation from service within the meaning of

Code Section 409A. In the event at the time of any separation from service you are a “specified employee” within the meaning of Code Section 409A, any deferred compensation subject to Code Section 409A payable as a result of such termination shall not be paid prior to the earlier of six (6) months after such termination and your death and shall be paid immediately thereafter.

[Remainder of Page Intentionally Left Blank]

If this letter correctly sets forth the terms under which you will be employed by the Company, please sign the enclosed duplicate of this letter in the space provided below and return it to me. If you do not accept this offer by August 26th, 2013 the offer will be deemed withdrawn.

Sincerely,

By:	/s/ David R. Guyer
David R. Guyer
Chief Executive Officer

The foregoing correctly sets forth the terms of my at-will employment with Ophthotech Corporation. I am not relying on any representations other than those set forth above.

/s/ Bruce Peacock	8/26/2013
Bruce Peacock	Date

EXHIBIT A

SEPARATION AGREEMENT AND RELEASE OF CLAIMS

Ophthotech Corporation, a Delaware corporation (the “Company”), and Bruce Peacock (the “Employee”) (together, the “Parties”), entered into a letter agreement dated [DATE] (the “Offer Letter”). Any capitalized terms not defined herein shall have the meanings ascribed to them in the Offer Letter. This is the release by Employee of all claims against the Releasees (as defined below) arising out of the Employee’s employment with or separation from the Company (the “Release”). The consideration for the Employee’s agreement to this Release consists of the payments set forth in Sections 6 and 7 of the Offer Letter, which are conditioned on, among other things, termination of the Employee’s employment by the Company without Cause or by the Employee for Good Reason and/or effectiveness of this Release based on the Employee’s timely execution and nonrevocation hereof.

1. Tender of Release. This Release is automatically tendered to the Employee upon the termination of the Employee’s employment by the Company without Cause or by the Employee with Good Reason or upon the Employee’s other separation from service as described in Section 7 of the Offer Letter.

2. Release of Claims. The Employee voluntarily, fully, forever, irrevocably and unconditionally releases and discharges the Company, its affiliates, subsidiaries and parent companies and each of their predecessors, successors, assigns, and their current and former members, partners, directors, managers, officers, employees, representatives, attorneys, agents, and all persons acting by, through, under or in concert with any of the foregoing (any and all of whom or which are hereinafter referred to as the “Releasees”), from any and all charges, complaints, claims, liabilities, obligations, promises, agreements, controversies, damages, actions, causes of action, suits, rights, demands, costs, losses, debts and expenses (including attorney’s fees and costs actually incurred), of any nature whatsoever, known or unknown that the Employee now has, owns or holds, or claims to have, own, or hold, or that he at any time had, owned, or held, or claimed to have had, owned, or held against any Releasee arising out of the Employee’s employment with or separation from the Company (collectively, “Claims”). This release of Claims includes, without implication of limitation, the release of all Claims:

•	of breach of contract;

•	of retaliation or discrimination under federal, state or local law (including, without limitation, Claims of age discrimination or retaliation under the Age Discrimination in Employment Act, Claims of disability discrimination or retaliation under the Americans with Disabilities Act, Claims of discrimination or retaliation under Title VII of the Civil Rights Act of 1964 and Claims of discrimination or retaliation under state law);

•	under any other federal or state statute, to the fullest extent that Claims may be released;

•	of defamation or other torts;

•	of violation of public policy;

•	for wages, salary, bonuses, vacation pay or any other compensation or benefits; and

•	for damages or other remedies of any sort, including, without limitation, compensatory damages, punitive damages, injunctive relief and attorney’s fees.

Notwithstanding anything to the contrary contained herein, this Release does not apply to or affect (i) the Employee’s right to receive the payments set forth in Sections 6 and 7 of the Offer Letter, (ii) the Employee’s ownership of, and the Employee’s rights by virtue of his ownership of, any capital stock or other securities of the Company or (iii) any rights of indemnification or exculpation of which the Employee is the beneficiary under the corporate charter, bylaws or other charter or organizational instruments or benefit or equity plans of the Company or any other Releasee or at law and rights of coverage to which the Employee may be entitled under any director and officer liability insurance policy of the Company or any other Releasee.

4. Ongoing Obligations of the Employee; Enforcement Rights. The Employee reaffirms his ongoing obligations as well as the Company’s enforcement rights provided for in the Invention, Non-Disclosure, Non-Competition and Non-Solicitation Agreement between the Company and the Employee dated [DATE].

5. No Assignment; Representation on Action. The Employee represents that he has not assigned to any other person or entity any Claims against any Releasee. The Employee further represents that he has not filed or reported any Claims against any Releasee with any state, federal or local agency or court.

6. Right to Consider and Revoke Release. The Employee acknowledges that he has been given the opportunity to consider this Release for a period ending twenty one (21) days after the tender of the Release. In the event the Employee executed this Release within less than twenty one (21) days after the tender of the Release, he acknowledges that such decision was entirely voluntary and that he had the opportunity to consider this Release until the end of the twenty one (21) day period. To accept this Release, the Employee shall deliver a signed Release to the Chairman of the Compensation Committee of the Board (the “Chair”) within such twenty one (21) day period. For a period of seven (7) days from the date when the Employee executes this Release (the “Revocation Period”), he shall retain the right to revoke this Release by written notice that is received by the Chair on or before the last day of the Revocation Period. This Release shall take effect only if it is executed within the twenty one (21) day period as set forth above and if it is not revoked pursuant to the preceding sentence. If those conditions are satisfied, this Release shall become effective and enforceable on the date immediately following the last day of the Revocation Period.

7. Other Terms.

(a) Legal Representation; Review of Release. The Employee acknowledges that he has been advised to discuss all aspects of this Release with his attorney, that he has carefully read and fully understands all of the provisions of this Release and that he is voluntarily entering into this Release.

(b) Binding Nature of Release. This Release shall be binding upon the Employee and upon his heirs, administrators, representatives and executors.

(c) Modification of Release; Waiver. This Release may be amended, only upon a written agreement executed by the Employee and the Company.

(d) Severability. In the event that at any future time it is determined by an arbitrator or court of competent jurisdiction that any covenant, clause, provision or term of this Release is illegal, invalid or unenforceable, the remaining provisions and terms of this Release shall not be affected thereby and the illegal, invalid or unenforceable term or provision shall be severed from the remainder of this Release. In the event of such severance, the remaining covenants shall be binding and enforceable.

(e) Governing Law and Interpretation. This Release shall be deemed to be made and entered into in the State of New York and shall in all respects be interpreted, enforced and governed under the laws of the State of New York, without giving effect to the conflict of laws provisions of New York law that would require the application of law of any other jurisdiction. The language of all parts of this Release shall in all cases be construed as a whole, according to its fair meaning, and not strictly for or against either of the Parties.

(f) Entire Agreement; Absence of Reliance. The Employee acknowledges that he is not relying on any promises or representations by the Company or its agents, representatives or attorneys of either of them regarding any subject matter addressed in this Release.

So agreed by the Employee:

Bruce Peacock	Date